
April 8, 2015

<u>Via E-mail</u>
Joseph V. Bunke
President
CF Bancorp
6581 Harrison Avenue
Cincinnati, OH 45247

> **Re: CF Bancorp**
> **Registration Statement on Form S-1**
> **Filed March 11, 2015**
> **File No. 333-202657**

Dear Mr. Bunke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 11, 2015

Prospectus Cover Page

1.   On the prospectus cover page for the best efforts offering of up to 621,000 shares, please revise the third paragraph to briefly disclose the possibility of community or syndicated community offerings, as well as the other categories of purchasers that may participate in your subscription and community offerings.

2.   Please revise footnote (1) to estimate your offering's net proceeds per share under all four scenarios presented assuming that all shares of your common stock are sold in the syndicated community offering. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 1

3.   Please revise your summary to disclose that you will be a "controlled corporation" by virtue of your mutual holding company retaining 55% ownership and that, as a result, public stockholders will not be able to exercise voting control over most matters put to a vote of stockholders. Further please disclose the corporate governance requirements from which you will be exempt. Refer to Instruction to Paragraph 503(a) of Regulation S-K.

4.   Please revise your third paragraph on page 7 to disclose the premium to the average trading price-to-book value of your peer group companies if you increase the maximum number of shares to the adjusted maximum.

How We Intend to Use the Proceeds from the Offering, page 39

5.   The net proceeds amounts presented here assume that all shares are sold in the subscription offering. On the prospectus cover page, the same net proceeds amounts are presented, but that presentation assumes that all shares are sold in the subscription offering and the community offering. Please reconcile these disclosures.

6.   We note your disclosure that your "expenses would increase if a community or syndicated community offering were used to" complete your offering. Please revise to disclose how your use of proceeds would be affected under these scenarios. Please make corresponding changes to your capitalization table on page 44.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and December 31, 2013

Provision for Loan Losses, page 56

7.   We note your disclosure that, during 2014, the allowance for loan loss methodology was adjusted to extend the historic loss factor look-back period from three years to five years to mirror actual portfolio loss experience. Please revise your next amendment to disclose the following:

   •   Disclose if you adjust the weighting of losses to more heavily weight certain time periods;

   •   Disclose whether this methodology is consistently employed for each loan category; and

   •   Quantify the impact of this change in methodology in the periods presented.

<u>Financial Statements</u>

<u>Statement of Operations, page F-4</u>

8.   Please classify your Net (losses) gains on sales of foreclosed assets within other noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King

Dietrich King
Assistant Director

cc: Robert Lipsher, Esq.